Exhibit 99.1

14 February 2005

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371.
For investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

James Hardie appoints CEO and CFO

James Hardie today announced the appointments of Mr Louis Gries as the company’s Chief Executive Officer, and Mr Russell Chenu as its Chief Financial Officer.

Louis was appointed Interim Chief Executive Officer of James Hardie in October 2004. Before this, he was Executive Vice President Operations. Louis joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993. He became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our pipes and fibre cement businesses in the Americas, Asia Pacific and Europe.

Before he joined James Hardie, Louis worked for 13 years for USG Corp, in a variety of roles in research, plant quality and production, product and plant management. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach, USA.

Russell is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly listed companies.

In a number of these senior roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

The Chairman of James Hardie, Meredith Hellicar, said the appointments after such a short time in the interim roles as CEO and CFO recognised the skills and experience that both executives brought to their roles. “Louis’s operational experience and knowledge of James Hardie allow him to step into the role of CEO with confidence and skill,” she said. “The company’s continuing strong operating performance, particularly in the United States, reflects the stability and guidance that Louis has provided over what has been a time of considerable change and challenge.”

Ms Hellicar also praised the work of Russell Chenu in his interim role as CFO. “Russell has already made a significant contribution to James Hardie, successfully overseeing the company’s financial operations, and playing a pivotal role in negotiating the asbestos compensation Heads of Agreement that James Hardie signed in December 2004,” she said.

“In Russell and Louis, we have strong, capable executives to lead James Hardie’s strategic direction and operational and financial performance into the future.”

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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